UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

929-215-4832

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Agreements

On November 14, 2025, Paranovus Entertainment Technology Limited (the “Company”) signed a promissory note purchase agreement (the “Purchase Agreement”) with Chicshak Inc., a New York corporation (the “Lender”), which is an unaffiliated entity with respect to the Company. Pursuant to the Purchase Agreement, the Company issued a promissory note with a simple interest rate of 8% per annum and with principal amount of $300,000 (the “Note”) to the Lender on November 14, 2025, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The net proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

The Purchase Agreement and the Note are attached hereto as Exhibits 10.1 and 10.2. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note.

Exhibits

Exhibit No.	Description
10.1	The Promissory Note Purchase Agreement, dated November 14, 2025
10.2	The Promissory Note issued on November 14, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: November 19, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

3